Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Purchase Order for Renaissance® System from
Israel Distribution Partner

CAESAREA, Israel – March 31, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it has received an order for a Renaissance® system from Bestech, its distribution partner in Israel.   This represents the fifth system sold in Israel, and Bestech plans on installing the system at Shaare Zedek Medical Center, located in central Jerusalem.

“Our partnership with Bestech has demonstrated positive results as this system sale represents our fifth in Israel,” commented Ori Hadomi, Chief Executive Officer.  “Shaare Zedek Medical Center is a leading research institution and this system sale is consistent with our strategy of targeting academic hospitals.”

Shaare Zedek Medical Center is a 700-bed facility and is committed to developing increasingly innovative means to provide patient care reinforcing its reputation as a highly esteemed academic and research institution.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 45,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding how our partnership with Bestech has demonstrated positive results and how this system sale is consistent with our strategy of targeting academic hospitals, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC), including those discussed under the heading "Risk Factors" in Mazor’s prospectus dated October 29, 2013. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

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212.850.6021